Via Facsimile and U.S. Mail
Mail Stop 4720

March 24, 2010

Philip S. Chan
Chief Financial Officer
Dynacq Healthcare, Inc.
10304 Interstate 10 East, Suite 369
Houston, TX 77029

Re: **Dynacq Healthcare, Inc.**
 Form 10-K for the Fiscal Year Ended August 31, 2009
 DEF 14A filed December 29, 2009
 Form 10-Q for the Quarterly Period Ended November 30, 2009
 File Number: 000-21574

Dear Mr. Chan:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

5. Acquisition and impairment charge, page 51

1. Please revise to disclose the chronology of events that occurred from the December 2008 acquisition of Second People's Hospital to August 2009 that reduced the fair value of the management rights to zero.

DEF 14A filed December 29, 2009

Executive Compensation
Summary Compensation Table, page 6

2.   We note your CEO received a more than four-fold salary increase from 2008 to
        2009 but no bonus in 2009 as compared to a bonus of $800,000 in 2008. Your
        CFO received a bonus of $500,000 in 2008 but only $300,000 in 2009. To the
        extent there will be significant fluctuations in salary and/or bonuses in 2010 as
        compared to 2009, please provide us with draft disclosure for your 2010 proxy
        statement. This disclosure should briefly describe any material factors necessary
        to an understanding of the fluctuations in salary and bonus for your CEO and
        CFO for years 2009 and 2010. Please refer to Item 402(o) of Regulation S-K and
        advise us or provide draft disclosure.

Form 10-Q for the quarterly period ended November 30, 2009

Exhibits 31.1 and 31.2

3.   Please tell us why your executive certifications do not include the entire
        introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to
        also address your officers' responsibility for establishing and maintaining internal
        control over financial reporting.

                                        * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in
                the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Counsel, at (202) 551-3862 with questions on comment two. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant